ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 24, 2017	William M. Beaudoin
T + 617 854-2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 178 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2016, relating to AMG GW&K Small Cap Core Fund, AMG GW&K Small/Mid Cap Fund (formerly AMG GW&K Small Cap Growth Fund), AMG GW&K Municipal Enhanced Yield Fund, AMG GW&K Municipal Bond Fund, AMG TimesSquare Small Cap Growth Fund, AMG TimesSquare Mid Cap Growth Fund, AMG TimesSquare International Small Cap Fund, AMG TimesSquare Emerging Markets Small Cap Fund and AMG Managers Skyline Special Equities Fund (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectuses (each a “Prospectus” and collectively, the “Prospectuses”).

General

1.     Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 178. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 178 will be filed with the SEC in the 485(b) Amendment.

2.     Comment: Except with respect to AMG TimesSquare Emerging Markets Small Cap Fund, which is discussed separately below, please confirm that the portfolio manager(s) of each Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in, or has been added to, the “Fund Management” section of the Prospectuses.

3.     Comment: The Staff notes that the “Additional Investment Policies” section of each SAI states that “[each] Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Each Fund is required to invest consistent with its stated investment strategy consistent with Item 16(b) of Form N-1A. Please revise the above-referenced disclosure in light of the Staff’s view that the disclosure gives the Funds too much discretion.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires a Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are currently intended to be utilized by each Fund. In addition to listing the types of securities and techniques that are currently intended to be utilized by each Fund, the Trust also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

AMG TimesSquare Emerging Markets Small Cap Fund

4.     Comment: The Fund lists “Derivatives Risk” as a principal risk of investing in the Fund. If investments in derivatives are a principal risk, please add related disclosure in the “Principal Investment Strategies” section of the Prospectus. In addition, please confirm whether derivatives will be included in the Fund’s 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please disclose that a derivative’s market value (as opposed to its notional value) will be used to include or count the derivative for purposes of the 80% policy.

Response: The Fund notes that the “Principal Investment Strategies” section of the Prospectus discloses that the Fund may invest in participatory notes, which may be considered a type of equity-linked derivative. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

5.     Comment: Given that the Fund may invest in exchange-traded funds (“ETFs”), please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

6.      Comment: The Staff notes that the “Summary of the Fund—Portfolio Management” section of the Prospectus states that Caglar Somek is Lead Portfolio Manager of the Fund and Magnus Larsson is Portfolio Manager of the Fund, but the “Additional Information About the Funds—Fund Management” section states that Messrs. Somek and Larsson are jointly and primarily responsible for the day-to-day management and strategic oversight of the Fund. Please revise the disclosure in the “Summary of the Fund—Portfolio Management” section to clarify that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund, consistent with the disclosure in the “Additional Information About the Funds—Fund Management” section.

Response: The Trust submits that although Mr. Somek is Lead Portfolio Manager of the Fund and Mr. Larsson is Portfolio Manager of the Fund, they are nonetheless jointly and primarily responsible for the day-to-day management and strategic oversight of the Fund. Because the Trust believes that the disclosure in the “Summary of the Fund—Portfolio Management” section is not inconsistent with the disclosure in the “Additional Information About the Funds—Fund Management” section, the Trust has not revised the Fund’s disclosure in response to the Staff’s comment.

7.     Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

8.     Comment: Please consider including Mid-Capitalization Stock Risk as a principal risk of the Fund if the capitalization range of certain securities could appreciate above the Fund’s small-capitalization threshold.

Response: Although the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Trust respectfully submits that Mid-Capitalization Stock Risk is not a principal risk of investing in the Fund.

9.     Comment: Please include a discussion of investments in “frontier markets” in the “Additional Investment Policies” section of the Fund’s SAI.

Response: The Trust submits that the Fund currently includes the following disclosure regarding investments in frontier markets in the SAI under “Additional Investment Policies—Emerging Market Securities”:

The risks outlined above are often more pronounced in “frontier markets” in which the Fund may invest. Frontier markets are those emerging markets that are considered to be among the smallest, least mature and least liquid, and as a result, the risks of investing in emerging markets are magnified in frontier markets. This magnification of risks is the result of a number of factors, including: government ownership or control of parts of the private sector and of certain companies; trade barriers; exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which frontier market countries trade; less uniformity in accounting and reporting requirements; unreliable securities valuation; greater risk associated with custody of securities; and the relatively new and unsettled securities laws in many frontier market countries. In addition, the markets of frontier countries typically have low trading volumes, leading to a greater potential for extreme price volatility and illiquidity. This volatility may be further increased by the actions of a few major investors. For example, a substantial increase or decrease in cash flows of institutional investors investing in these markets could significantly affect local securities prices and, therefore, the net asset value of the Fund. All of these factors make investing in frontier market countries significantly riskier than investing in other countries, including more developed and traditional emerging market countries, and any one of them could cause the net asset value of the Fund’s shares to decline.

AMG TimesSquare Small Cap Growth Fund

10.     Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

11.     Comment: Please consider including Mid-Capitalization Stock Risk as a principal risk of the Fund if the capitalization range of certain securities could appreciate above the Fund’s small-capitalization threshold.

Response: Although the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Trust respectfully submits that Mid-Capitalization Stock Risk is not a principal risk of investing in the Fund.

AMG TimesSquare Mid Cap Growth Fund

12.     Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the mid-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the mid-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

AMG TimesSquare International Small Cap Fund

13.     Comment: Please explain supplementally why a market capitalization of less than $5 billion is appropriate for what the Fund considers to be non-U.S. small cap companies.

Response: The Trust believes that its definition of non-U.S. small cap companies is reasonable. For example, the Trust notes that the market capitalization range, as of January 31, 2017, for the MSCI EAFE Small Cap Index, a widely used benchmark for tracking non-U.S. small cap stock performance, was approximately $59.40 million to $6.65 billion. The Trust also notes that several prominent international small cap funds in other fund complexes use a market capitalization range of up to $5.0 billion in defining small cap companies.

14.     Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

15.     Comment: Please consider including Mid-Capitalization Stock Risk as a principal risk of the Fund if the capitalization range of certain securities could appreciate above the Fund’s small-capitalization threshold.

Response: Although the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Trust respectfully submits that Mid-Capitalization Stock Risk is not a principal risk of investing in the Fund.

AMG Managers Skyline Special Equities Fund

16.     Comment: Please confirm supplementally that if a security of a portfolio company subsequently appreciates above the Fund’s small-capitalization threshold, the Fund cannot purchase additional investments in such security unless the additional purchases are part of the Fund’s 20% bucket. Consider whether such information should be disclosed to investors.

Response: The Trust notes that while the “Summary of the Fund—Principal Investment Strategies” states that “the Fund invests primarily in the common and preferred stocks of small-capitalization U.S. companies,” the Fund does not have an 80% policy under Rule 35d-1 under the 1940 Act to invest in small-capitalization stocks. Rather, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities. Therefore, the Trust respectfully submits that if a security of a portfolio company subsequently appreciates above the Fund’s small-capitalization threshold, the Fund may purchase additional investments in such a security without being limited to its 20% bucket.

AMG GW&K Municipal Bond Fund

17.     Comment: Please confirm whether the Fund intends to invest in municipal high yield junk bonds. If so, please disclose.

Response: Although below investment grade securities (junk bonds) are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies—Below Investment Grade Securities,” the Trust confirms that the Fund does not currently intend to invest in below investment grade securities as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

18.     Comment: In the ‘Summary of the Fund—Principal Investment Strategies” section, please consider adding an example of duration to the Fund’s existing discussion of maturity and duration.

Response: The Trust submits that a definition of duration and two examples of how an increase in interest rates would impact the share price of the Fund at a given duration is provided in the Prospectus in the section titled “Additional Information About the Funds – Summary of the Funds’ Principal Risks – Interest Rate Risk.” The Trust respectfully submits that the aforementioned disclosure appears in an appropriate section of the Prospectus and therefore has not revised the Fund’s disclosure in response to the Staff’s comment.

AMG GW&K Small Cap Core Fund

19.     Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold.” Please confirm supplementally that the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket and consider whether such information should be disclosed to investors.

Response: The Trust confirms that while the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Fund cannot purchase additional investments in such a security unless the additional purchases are part of the 20% bucket. The Trust believes that the Fund’s current disclosure is appropriate.

20.     Comment: Please consider including Mid-Capitalization Stock Risk as a principal risk of the Fund if the capitalization range of certain securities could appreciate above the Fund’s small-capitalization threshold.

Response: Although the Fund may continue to hold securities of a portfolio company that subsequently appreciates above the small-capitalization threshold, the Trust respectfully submits that Mid-Capitalization Stock Risk is not a principal risk of investing in the Fund.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.